This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(7)
Registration No. 333-170569

Subject to Completion
Preliminary Prospectus Supplement dated January 27, 2011

PROSPECTUS SUPPLEMENT
(To prospectus dated December 10, 2010)

Buckeye Partners, L.P.

4,250,000 Limited Partnership Units

The selling unitholder, BGH GP Holdings, LLC, is selling 4,250,000 limited partnership units representing limited partner interests, or LP Units, in us. BGH GP Holdings, LLC is currently the owner of approximately 14% of all of our units. We will not receive any proceeds from the sale of the LP units by the selling unitholder in the offering.

The LP units are listed on the New York Stock Exchange under the symbol “BPL.” On January 26, 2011, the last reported sale price of our LP units on the New York Stock Exchange was $66.86 per unit.

Investing in our limited partnership units involves risks. See “Risk Factors” beginning on page S-5 of this prospectus supplement and on page 3 of the accompanying base prospectus.

	Per Unit	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to the selling unitholder (before expenses)	$	$

The underwriters may also exercise their option to purchase up to an additional 637,500 limited partnership units from the selling unitholder, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or the adequacy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the limited partnership units on or about February   , 2011.

Joint Book-Running Managers

BofA Merrill Lynch
Barclays Capital
Citi
Goldman, Sachs & Co.
Wells Fargo Securities

The date of this prospectus supplement is January   , 2011.

This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If information in this prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base prospectus and in any free writing prospectus prepared by us or on our behalf. We, the selling unitholder, and the underwriters have not authorized anyone to provide you with different information. No offer of the LP units is being made in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date.

S-ii

SUMMARY

You should carefully read the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the limited partnership units, as well as the tax and other considerations that are important in making your investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional limited partnership units.

For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, the terms “Partnership, “Buckeye,” “us,” “we,” “our” and similar terms refer to Buckeye Partners, L.P., together with our subsidiaries. The terms “selling unitholder” or “Holdings LLC” refers to BGH GP Holdings, LLC, and the term “Holdings” refers to Buckeye GP Holdings, L.P. References to “Buckeye GP,” “the general partner” or “our general partner” refer to our subsidiary Buckeye GP LLC, which is the general partner of the Partnership. Substantially all of the information presented herein regarding Bahamas Oil Refining Company International Limited, or BORCO, is based on information provided to us by affiliates of FRC Founders Corporation, or First Reserve, in connection with our acquisition of an 80% indirect interest in BORCO.

Buckeye Partners, L.P.

About the Partnership

We are a publicly traded master limited partnership organized in 1986 under the laws of the State of Delaware. The original Buckeye Pipe Line Company was founded in 1886 as part of the Standard Oil Company and became a publicly owned, independent company after the dissolution of Standard Oil in 1911. Expansion into petroleum products transportation after World War II and acquisitions ultimately led to Buckeye Pipe Line Company becoming a leading independent common carrier pipeline. In 1964, Buckeye Pipe Line Company was acquired by a subsidiary of the Pennsylvania Railroad, which later became the Penn Central Corporation. In 1986, we were created through the reorganization of Buckeye Pipe Line Company into a master limited partnership, Buckeye Partners, L.P. We are publicly traded on the New York Stock Exchange (NYSE: BPL). Buckeye GP LLC, a Delaware limited liability company and our subsidiary, is our general partner.

We have one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered with approximately 5,400 miles of pipeline and 69 active products terminals that provide aggregate storage capacity of over 53 million barrels. We recently closed the acquisition of an 80% interest in a Bahamian terminal facility with a total installed capacity of 21.6 million barrels. In addition, we operate and maintain approximately 2,400 miles of other pipelines under agreements with major oil and gas, petrochemical and chemical companies and perform certain engineering and construction management services for third parties. We also own a major natural gas storage facility in northern California and market refined petroleum products in certain of the geographic areas served by our pipeline and terminalling operations. We operate and report in five business segments: Pipeline Operations; Terminalling & Storage; Natural Gas Storage; Energy Services; and Development & Logistics.

Recent Developments

Acquisition of Buckeye GP Holdings L.P.  On November 19, 2010, we completed the acquisition of all of the limited partnership and economic interests in Buckeye GP Holdings L.P., through which we own our general partner. As part of the acquisition, the incentive compensation agreement (also referred to as the incentive distribution rights) previously held by our general partner was extinguished, and the general partner units previously held by our general partner (representing an approximate 0.5% general partner interest in us) were converted to a noneconomic interest. Buckeye GP Holdings’ unitholders received aggregate consideration of approximately 20 million LP units.

Acquisition of BORCO.  On January 18, 2011, we completed the previously announced acquisition of an indirect 80% interest in FR Borco Coop Holdings, L.P., or FRBCH, the indirect owner of BORCO, from First Reserve, for an aggregate purchase price of $1.36 billion. We paid First Reserve $644 million in cash and $400 million of newly issued LP Units and Class B Units. In addition, we used approximately $63 million to pay applicable Bahamian transfer taxes, approximately $320 million to repay existing indebtedness of a subsidiary of FRBCH, approximately $18 million to make certain payments to BORCO’s operator and indirect minority owner and bonuses to employees that became payable as a result of the transaction and approximately $9 million to pay certain fees and expenses incurred by FRBCH and its affiliates in connection with the transaction.

To finance the cash portion of the purchase price and related cash expenditures, on January 13, 2011, we issued $650 million principal amount of 4.875% senior notes due 2021 and, on January 18 and 19, 2011, we issued LP units and Class B units to institutional investors for aggregate consideration of approximately $425 million. The Class B units represent a separate class of limited partnership interests from the LP units, but share equally with the LP units with respect to the payment of distributions. We have the option to pay distributions on the Class B units with cash or by issuing additional Class B units. The Class B units will convert into LP units on a one-for-one basis on the earlier of (a) the date on which at least 4 million barrels of incremental storage capacity are placed in service by BORCO or (b) January 18, 2014.

On January 14, 2011, Vopak Bahamas B.V., or Vopak, the owner of the remaining 20% interest in FRBCH, exercised its tag right to sell its 20% interest to us. The sale will be at the same proportionate price and on the same terms and conditions as those on which we purchased the 80% indirect interest in FRBCH from First Reserve, including the same forms of consideration. We expect to finance the cash portion of the purchase of the Vopak interest of approximately $168 million with borrowings under our credit facility. The closing of our acquisition of the Vopak’s 20% interest in FRBCH is subject to the negotiation of definitive documentation and the satisfaction of the customary closing conditions contained therein.

Pursuant to the two registration rights agreements, each dated December 18, 2010, we are required to file a shelf registration statement by February 2, 2011 to register the 4,382,889 Class B Units and the 2,483,444 LP Units purchased by First Reserve and 1,314,870 Class B units and 5,794,725 LP units purchased by institutional investors described above. We expect to enter into a registration rights agreement with Vopak in connection with the exercise of its tag right. Once registered, these units will be transferrable without restriction or further registration under the Securities Act. Neither First Reserve nor such institutional investors have entered into lock-up agreements in connection with this offering. The sale by First Reserve, such institutional investors, or the selling unitholder of our LP units or Class B units, or the perception that such sales could occur, could have a material adverse effect on the price of our units or could impair our ability to obtain capital through an offering of equity securities. Please read “Certain Units Eligible for Future Sale” and “Risk Factors — The market price of our LP units could be adversely affected by sales of substantial amounts of our units in the public or private markets, including sales by the selling unitholder or other large holders.”

BORCO owns a terminal facility located along the Northwest Providence Channel of The Grand Bahama Island, which it uses to operate a fully integrated terminalling business and offers customers storage, berthing, heating, transshipment, blending, treating, bunkering and other ancillary services.

BORCO’s terminal facility includes 80 aboveground storage tanks ranging in capacity from 5,000 to 500,000 barrels with a total installed capacity of 21.6 million barrels. Presently 66 of the 80 tanks are available to serve third parties, and 14 of the tanks (representing only 0.2 million barrels) are dedicated for BORCO’s own use. Of the 66 tanks available to serve third parties, 10 are currently used for the storage of crude oil, 43 are used for the storage of fuel oil, and 13 are used for the storage of clean petroleum products, such as gasoline, diesel and certain other distillates. Six of the tanks currently used for crude oil can be converted between crude oil service and fuel oil service. BORCO is prepared to undertake a significant expansion project, which we expect will be phased in over the next two to three years and will add approximately 7.5 million barrels of petroleum product storage, increasing total storage capacity to more than

29 million barrels. The new tankage is expected to be constructed with the flexibility to store fuel oil, clean petroleum products or crude oil. The facility site also has additional unused land available for future expansions, with room to install approximately 13 million barrels of incremental storage capacity, and there is an opportunity to optimize the configuration of a portion of the existing tank area to add approximately 3 million barrels of incremental storage capacity. When the expansion project is completed and if additional storage is installed on the unused land, the total facility storage capacity could be increased to as much as 45 million barrels.

Business Strategy

Our primary business objective is to provide stable and sustainable cash distributions to our unitholders while maintaining a relatively low investment risk profile. Our business strategy to accomplish this objective is to:

•	Maximize utilization of our assets at the lowest cost per unit;

•	Maintain stable long-term customer relationships, including by providing superior customer service;

•	Operate in a safe and environmentally responsible manner;

•	Optimize, expand and diversify our portfolio of energy assets; and

•	Maintain a solid, conservative financial position and our investment-grade credit rating.

Executive Offices and Ownership

Our principal executive offices are located at One Greenway Plaza, Suite 600, Houston, Texas 77046, and our telephone number is (832) 615-8600.

The following table reflects our ownership as of January 25, 2011 after giving effect to this offering and assuming the underwriters do not exercise their option to purchase additional LP units from the selling unitholder. The row titled “Public Unitholders” includes certain of our directors and officers, as well as the institutional investors that purchased LP units and Class B units in connection with our funding of the BORCO Acquisition.

Ownership of Buckeye Partners, L.P.

			Percentage
	LP Units	Class B Units	Ownership

Public Unitholders	68,229,734	1,314,870	81.4%
Buckeye Pipe Line Services Company	1,501,120	—	1.8%
BGH GP Holdings, LLC	7,512,623	—	8.8%
First Reserve	2,483,444	4,382,889	8.0%

	79,726,921	5,697,759	100%

THE OFFERING

LP units offered by the selling unitholder	4,250,000 limited partnership units.

4,887,500 limited partnership units if the underwriters exercise their option to purchase additional limited partnership units in full.

Units to be outstanding before and after this offering*	79,726,921 LP units and 5,697,759 Class B units.

Use of proceeds	We will not receive any proceeds from the sale of the LP units by the selling unitholder in this offering.

Cash distributions	Cash distributions are made on our units on a quarterly basis. Cash distributions on our units are generally paid within 60 days after the end of each fiscal quarter. We expect that the first distribution payable to the purchasers of the limited partnership units offered hereby will be paid in February, 2011.

Estimated ratio of taxable income to distributions	We estimate that if you purchase limited partnership units in this offering and own them through the record date for the distributions for the period ending December 31, 2013, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the amount of cash distributed to you with respect to that period. For the basis of this estimate, please read “Tax Considerations” in this prospectus supplement.

New York Stock Exchange symbol	BPL

*	Excludes 1,500,000 LP units reserved for issuance under our Long-Term Incentive Plan and 241,800 outstanding LP unit options awarded employees pursuant to the Buckeye Partners, L.P. Unit Option and Distribution Equivalent Plan.

RISK FACTORS

You should carefully consider the risk factors described below, the risk factors beginning on page 27 of our Annual Report on Form 10-K for the year ended December 31, 2009 and on page 57 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as well as the risk factors relating to our business under the caption “Risk Factors” beginning on page 3 of the accompanying base prospectus, before making an investment decision. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document before investing in our limited partnership units.

Risks Relating to the BORCO Acquisition and Our Business

The representations, warranties, and indemnifications made by each of First Reserve and Vopak are limited in the BORCO sale and purchase agreements and our diligence of BORCO has been limited; as a result, the assumptions on which our estimates of future results of BORCO have been based may prove to be incorrect in a number of material ways, resulting in us not realizing the expected benefits of the BORCO acquisition.

The representations and warranties made by each of First Reserve and Vopak are limited in the BORCO sale and purchase agreements and our diligence of BORCO has been limited. In addition, the sale and purchase agreements do not provide any indemnities other than for breaches of First Reserve’s and Vopak’s obligations to pay certain fees, transfer taxes and expenses and for certain breaches of representations and warranties of First Reserve and Vopak. As a result, the assumptions on which our estimates of future results of BORCO have been based may prove to be incorrect in a number of material ways, resulting in us not realizing our expected benefits of the BORCO acquisition, including anticipated increased cash flow.

We may not be able to achieve our current expansion plans for BORCO on economically viable terms, if at all. Our current expansion plans include the addition of approximately 7.5 million barrels of flexible petroleum product storage, expected to be phased in over the next two to three years. In connection with this expansion effort, we may encounter difficulties. These risks include the following:

•	unexpected operational events;

•	adverse weather conditions;

•	inadequate customer demand for, or interest in, flexible storage;

•	regulatory hurdles;

•	any rights Vopak may have to block certain decisions relating to our expansion plans;

•	facility or equipment malfunctions or breakdowns;

•	a shortage of skilled labor; and

•	risks associated with subcontractors’ services, supplies, cost escalation and personnel.

Financing the BORCO acquisition substantially increased our leverage.

Our total outstanding indebtedness as of January 24, 2010 was approximately $2.43 billion. The increase in our indebtedness may reduce our flexibility to respond to changing business and economic conditions or to fund capital expenditures or working capital needs.

The acquisition of BORCO could expose us to additional unknown and contingent liabilities.

The acquisition of BORCO could expose us to additional unknown and contingent liabilities. The BORCO facility was constructed between 1968 and 1975 and was initially constructed and designed to operate as a refinery which was permanently shut down in 1985. We have performed a certain level of diligence in connection with the acquisition of BORCO and have attempted to verify the representations made by First Reserve and Vopak, but there may be unknown and contingent liabilities related to BORCO of which we are unaware. First Reserve and Vopak have not agreed to indemnify us for losses or claims relating to the operation of the business or otherwise except for breaches of First Reserve’s and Vopak’s obligations to pay certain fees, transfer taxes and expenses and for certain breaches of representations and warranties of First Reserve and Vopak. We could be liable for unknown obligations relating to BORCO for which indemnification is not available, which could materially adversely affect our business, results of operations and cash flow.

BORCO depends on a limited number of customers for substantially all of its revenue, and the loss of any of them could adversely affect our results of operations and cash flow.

Storage revenue represented approximately 80% of BORCO’s total revenue for the nine months ended September 30, 2010. Currently, BORCO has a limited number of long-term storage customers, consisting of oil majors, energy companies, physical traders and one national oil company. For the nine months ended September 30, 2010, approximately 30% and 69% of storage revenue was derived from the top one and the top three customers, respectively. We expect BORCO to continue to derive substantially all of its total revenue from a small number of customers in the future. BORCO may be unsuccessful in renewing its storage contracts with its customers, and those customers may discontinue or reduce contracted storage from BORCO. If any of BORCO’s customers, in particular its top three customers, significantly reduces its contracted storage with BORCO and if BORCO is unable to find other storage customers on terms substantially similar to the terms under BORCO’s existing storage contracts, our business, results of operations and cash flow could be adversely affected.

If the Vopak transaction does not close, we will not own 100% of BORCO and Vopak may be able to prevent certain business decisions relating to BORCO.

Vopak currently owns a 20% equity interest in BORCO. On January 14, 2011, Vopak notified BORCO and First Reserve in writing that it has elected to exercise its right to sell its 20% equity interest to Buckeye on the same terms and conditions provided to First Reserve. While the Partnership expects the acquisition of Vopak’s interest to close as promptly as definitive documentation can be executed and the closing conditions satisfied, there can be no assurance that the Vopak transaction will close. If the Vopak transaction does not close, we will not own 100% of BORCO and Vopak may be able to prevent certain business decisions relating to BORCO. For example, Vopak would have the ability to block approval of the annual budget, certain capital expenditure projects and budget modifications, certain incurrences of debt, certain sales and acquisitions, the hiring and removal of the BORCO CEO/general manager and the entry or termination of certain contracts. In addition, any disagreement that we may have with Vopak as operator of BORCO could cause an adverse effect on BORCO and, thereby, our results of operations and cash flow.

BORCO is currently exempt from Bahamian taxation. If BORCO’s tax status in The Bahamas were to change, such that BORCO has more tax liability than we anticipate, our cash flow could be materially adversely affected.

BORCO is currently exempt from income and property tax in The Bahamas pursuant to concessions granted under the Hawksbill Creek Agreement between the Government of the Bahamas and the Grand Bahama Port Authority. BORCO’s exemption from Bahamian taxation pursuant to the Hawksbill Creek Agreement is scheduled to expire in 2015. If the Bahamian governmental authorities do not extend the concessions under the Hawksbill Creek Agreement or BORCO’s tax status in The Bahamas were to otherwise change, such that BORCO has more tax liability than we anticipate, our cash flow could be materially adversely affected.

A substantial amount of the petroleum products handled by BORCO are exported from Venezuela, which exposes us to political risks.

A substantial portion of BORCO’s revenues relate to petroleum products exported from Venezuela by Petróleos de Venezuela, S.A. (commonly referred to as PDVSA). This involvement with products exported from Venezuela exposes BORCO to significant risks, including potential political and economic instability and trade restrictions and economic embargoes imposed by the United States and other countries.

Hurricanes could damage BORCO’s facilities or disrupt BORCO’s operations or the operations of its customers, which could have a material adverse effect on our business, financial results and cash flow.

BORCO’s operations could be impacted by severe weather conditions such as hurricanes. Any such event could cause a serious business disruption or serious damage to the BORCO facilities, which could affect BORCO’s ability to provide terminalling services. Additionally, such events could impact BORCO’s customers, and they may be unable to utilize BORCO’s services. Any such occurrence could have a material adverse effect on our business, financial results and cash flow.

BORCO may be adversely affected by economic, political and regulatory developments.

BORCO’s terminal facility is located in The Bahamas. As a result, we are exposed to the risks of international operations, including political, economic and regulatory developments and changes in laws or policies affecting our terminal operations, as well as changes in the policies of the United States affecting trade, taxation and investment in other countries. Any such developments or changes could have a material adverse effect on our business, results of operations and cash flow.

Compliance with laws and regulations that apply to BORCO increases the cost of doing business and could interfere with our ability to offer services or expose us to fines and penalties. These numerous laws and regulations include the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to government officials or agents. Although policies designed to fully ensure compliance with these laws are in place or under development, employees, contractors, or agents may violate the policies. Any such violations could include prohibitions on BORCO’s ability to offer its services and could have a material adverse effect on our business, financial results and cash flow.

The market price of our LP units could be adversely affected by sales of substantial amounts of our units in the public or private markets, including sales by the selling unitholder or other large holders.

After this offering, we will have 79,726,921 LP units and 5,697,759 Class B units outstanding, The 7,512,623 LP units (6,875,123 LP Units if the underwriters exercise their option to purchase additional LP units in full) that will be held by the selling unitholder after this offering will be subject to resale restrictions under a 60-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of the representatives of the underwriters. Upon the expiration of the lock-up agreement, the LP units held by the selling unitholder will be transferrable without further restriction or registration under the Securities Act. In addition, we have agreed to register for resale the LP units and Class B units issued to each of First Reserve and the institutional investors in connection with our acquisition of an 80% indirect interest in FRBCH. Sales by the selling unitholder, First Reserve, the institutional investors or other large holders of a substantial number of our LP units or Class B units in the public or private markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our units or could impair our ability to obtain capital through an offering of equity securities. See “Certain Units Eligible for Future Sale.”

We are a holding company and depend entirely on our subsidiaries’ distributions to pay cash distributions to our unitholders.

We are a holding company with no material operations. If we do not receive cash distributions from our subsidiaries, we will not be able to make cash distributions to our unitholders. Among other things, this would adversely affect the market price of our LP units. We are currently bound by the terms of a credit facility which prohibits us from making distributions to our unitholders if a default under the credit facility exists at the time of the distribution or would result from the distribution. Approval from the Central Bank of the Bahamas will be required before BORCO can make distributions to us. Our subsidiaries may from time to time incur indebtedness under agreements that contain restrictions which could limit each subsidiary’s ability to make distributions to us.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the LP units by the selling unitholder in this offering.

SELLING UNITHOLDER

The following table sets forth information concerning the selling unitholder and the number of LP units the selling unitholder is selling. The selling unitholder acquired the LP Units offered hereby upon the closing of the transactions contemplated by the merger agreement between us, our general partner, Holdings, MainLine Management LLC, and Grand Ohio, LLC, or MergerCo, in which we acquired Holdings through a merger of MergerCo with and into Holdings. As of January 25, 2011, there were 79,726,921 LP units and 5,697,759 Class B units outstanding.

	LP units Owned			LP Units Owned
	Immediately Prior To This		Units	Immediately After this
	Offering		offered	Offering
	Number	Percent (1)	hereby (2)	Number	Percent (1)

BGH GP Holdings, LLC	11,762,623	14%	4,250,000	7,512,623	8.8%

(1)	Percentages include Class B units, which are convertible into LP units on a one-to-one basis.

(2)	A total of 4,887,500 LP units will be sold by the selling unitholder if the underwriters exercise their option to purchase additional common units in full.

The selling unitholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. If the selling unitholder is deemed to be an underwriter, the selling unitholder may be subject to certain statutory liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, in making offers and sales pursuant to this prospectus supplement and the accompanying base prospectus, the selling unitholder may be deemed to be making such offers and sales directly on behalf of us.

For more information on our relationship with the selling unitholder, please see the documents incorporated by reference into this prospectus.

GRANT OF ADDITIONAL UNITS
IN BGH GP HOLDINGS, LLC

Prior to this offering, BGH GP Holdings, LLC granted additional units in BGH GP Holdings, LLC, denominated as Value N-1 Units and Value N-2 Units, to Forrest E. Wylie, our Chairman and Chief Executive Officer. The Value N-1 Units and Value N-2 Units were fully vested upon issuance, and, assuming full satisfaction of all performance criteria, are entitled to share in distributions made by BGH GP Holdings, LLC up to an aggregate amount of $8 million if the members of BGH GP Holdings, LLC that are affiliated with ArcLight Capital Partners, LLC and Kelso & Company receive a return on their investment at a multiple equal to or greater than 2.0.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010 on:

•	a consolidated historical basis;

•	a pro forma basis to reflect (i) the acquisition of all of the economic interest in Buckeye GP Holdings; (ii) the acquisition of an 80% interest in BORCO; (iii) the issuance of LP units and Class B units to First Reserve at the closing of such acquisition; (iv) the private placement of LP units and Class B units; and (v) the sale on January 13, 2011 of our 4.875% senior notes due 2021 and the application of the proceeds therefrom.

The historical information presented below reflects the cash and cash equivalents and capitalization of Buckeye GP Holdings, the surviving consolidated entity for accounting purposes after our acquisition of Buckeye GP Holdings. This table should be read in conjunction with our historical consolidated and pro forma financial statements and the notes to those financial statements that are incorporated by reference in this prospectus. The pro forma information presented below does not reflect the pending acquisition by us of Vopak’s 20% interest in FRBCH, which acquisition is subject to the negotiation of definitive documentation and the satisfaction of the customary closing conditions contained therein.

	As of September 30, 2010
	Buckeye GP	Buckeye
	Holdings L.P.	Partners, L.P.
	Historical	Pro Forma

Cash and cash equivalents	$15,922	$39,776

BES Credit Agreement	211,800	211,800
3.60% ESOP Notes due March 28, 2011	3,076	3,076
Long-term debt:
4.625% Notes due July 15, 2013	300,000	300,000
5.300% Notes due October 15, 2014	275,000	275,000
5.125% Notes due July 1, 2017	125,000	125,000
6.050% Notes due January 15, 2018	300,000	300,000
5.500% Notes due August 15, 2019	275,000	275,000
6.750% Notes due August 15, 2033	150,000	150,000
4.875% Notes due February 1, 2021	—	650,000
Credit Facility	20,000	20,695
Other, including unamortized discounts, premiums and fair value hedge	(3,730)	(10,425)

Total debt	1,656,146	2,300,146

Partners’ capital:
Partners’ capital	238,706	2,163,907
Noncontrolling interests	1,143,855	303,108

Total partners’ capital	1,382,561	2,467,015

Total capitalization	$3,038,707	$4,767,161

CASH DISTRIBUTIONS

The following table sets forth, for the periods indicated, the quarterly cash distributions paid per LP unit.

Cash Distributions
per unit (1)

Year ended December 31, 2008
First Quarter	.8500
Second Quarter	.8625
Third Quarter	.8750
Fourth Quarter	.8875
Year ended December 31, 2009
First Quarter	.9000
Second Quarter	.9125
Third Quarter	.9250
Fourth Quarter	.9375
Year ended December 31, 2010
First Quarter	.9500
Second Quarter	.9625
Third Quarter	.9750
Fourth Quarter	— (2)

(1)	Reflects cash distributions in respect of each fiscal quarter indicated. We generally declare cash distributions in respect of each fiscal quarter approximately 30 days after the end of such quarter and generally make such distributions within 60 days after the end of such quarter.

(2)	We have not yet declared the distribution for the fourth quarter of 2010. We expect the purchasers of LP units in this offering (rather than the selling unitholder) will receive the declared distribution for the fourth quarter of 2010 if they continue to hold the LP units they purchase on the record date for the distribution.

CERTAIN UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the LP units offered hereby, the selling unitholder will hold an aggregate of 7,512,623 LP units. Upon the expiration of the lock-up agreement entered into by the selling unitholder in connection with this offering, the selling unitholder may generally freely transfer such remaining LP units without restriction or further registration under the Securities Act.

As of January 26, 2011, institutional investors that purchased equity to finance a portion of our acquisition of an indirect 80% interest in BORCO owned 5,794, 725 LP units and 1,314,310 Class B units. On the same date, First Reserve owned 2,483,444 LP units and 4,382,889 Class B units. The Class B units represent a separate class of limited partnership interests from the LP units, but share equally with the LP units with respect to the payment of distributions. Additionally, the Class B units will convert into LP units on a one-for-one basis on the earlier of (a) the date on which at least 4 million barrels of incremental storage capacity are placed in service by BORCO or (b) January 18, 2014.

Pursuant to the two registration rights agreements, each dated December 18, 2010, we are required to file a shelf registration statement by February 2, 2011 to register the Class B Units and the LP Units purchased by each of First Reserve and the institutional investors described above. We expect to enter into a registration rights agreement with Vopak in connection with the exercise of its tag right. Once registered, these units will be transferrable without restriction or further registration under the Securities Act. Neither First Reserve nor such institutional investors have entered into lock-up agreements in connection with this offering. The sale by First Reserve, such institutional investors, or the selling unitholder of our LP units or Class B units, or the perception that such sales could occur, could have a material adverse effect on the price of our units or could impair our ability to obtain capital through an offering of equity securities.

SECTION 16 MATTERS

BGH GP Holdings, LLC is the sole member of MainLine Management LLC, which has the right under the Amended and Restated Agreement of Limited Partnership of Buckeye Partners, L.P. to appoint two directors to the Board of Directors of Buckeye GP, LLC. Buckeye GP LLC is the general partner of Buckeye Partners, L.P. These directors serve on the Board of Directors of Buckeye GP LLC as representatives of BGH GP Holdings, LLC. Consequently, BGH GP Holdings, LLC previously determined that it is a “director by deputization” of Buckeye Partners, L.P. for purposes of Section 16 of the Securities Exchange Act and has made filings with the Securities and Exchange Commission pursuant to Section 16 in this capacity. Consistent with this determination, on November, 18, 2010, the Board of Directors of Buckeye GP LLC adopted resolutions approving the acquisition by BGH GP Holdings, LLC and its owners of limited partnership units of Buckeye Partners, L.P. upon consummation of the merger transaction in which Buckeye Partners, L.P. acquired Buckeye GP Holdings, L.P. on November 19, 2010.

TAX CONSIDERATIONS

The tax consequences to you of an investment in our limited partnership units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of limited partnership units, please read “Material U.S. Federal Income Tax Consequences” in the accompanying base prospectus and “Tax Considerations for Unitholders” and “Tax Risks for Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2009. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

Partnership Tax Treatment

The anticipated after-tax economic benefit of an investment in our limited partnership units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS with respect to our partnership status. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the transportation of refined petroleum products or other passive types of income such as dividends. For a more complete description of this qualifying income requirement, please read “Material Tax Consequences—Partnership Status” in the accompanying base prospectus.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our limited partnership units.

Ratio of Taxable Income to Distributions

We estimate that if you purchase limited partnership units in this offering and own them through the record date for the distribution with respect to the December 31, 2013, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the amount of cash distributed to you with respect to that period. If you continue to own limited partnership units purchased in this offering after that period, the percentage of federal taxable income allocated to you may be higher. Our estimate is based upon many assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. Our estimate assumes our available cash will approximate the amount necessary to continue to distribute the current quarterly distribution of $0.975 per unit (based on the last quarterly distribution paid by us) throughout the referenced period. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and certain tax reporting positions that we have adopted. The Internal Revenue Service could disagree with our tax reporting positions. Accordingly, we cannot assure you that the estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of limited partnership units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of limited partnership units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the current quarterly distribution on all units, yet we only distribute the current quarterly distribution on all units; or

•	we make a future offering of limited partnership units and use the proceeds of such offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of such offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of such offering.

Please read “Material U.S. Federal Income Tax Consequences” in the accompanying base prospectus and “Tax Considerations for Unitholders” and “Tax Risks for Unitholders” in our Annual Report on Form 10-K for the year ended December 31, 2009.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Tax-Exempt Organizations & Other Investors

Ownership of limited partnership units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. investors raises issues unique to such persons. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Certain Other Investors” in the accompanying base prospectus.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co. and Wells Fargo Securities, LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling unitholder and the underwriters, the selling unitholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling unitholder, the number of limited partnership units set forth opposite its name below.

Number
Underwriter	of Units

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC

Total	4,250,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the limited partnership units sold under the underwriting agreement if any of these limited partnership units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling unitholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the limited partnership units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the limited partnership units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Expenses

The representatives have advised us and the selling unitholder that the underwriters propose initially to offer the limited partnership units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling unitholder. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Unit	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling unitholder	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $272,360 and are payable by us.

Overallotment Option

The selling unitholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 637,500 additional LP units at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions contained in the underwriting agreement, to purchase a number of additional limited partnership units proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our general partner, its directors and executive officers and the selling unitholder have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any LP units or securities convertible into or exercisable or exchangeable for LP units, other than certain permitted transfers and issuances, (2) sell or grant any options, rights or warrants with respect to any LP units or securities convertible into or exercisable or exchangeable for LP units, other than certain permitted grants of options, (3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the LP units, (4) file or cause to be filed a registration statement, including any amendment thereto, with respect to the registration of any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities or (5) publicly disclose the intention to do any of the foregoing, in each case for a period of 60 days after the date of this prospectus supplement.

The restrictions described above do not apply to:

•	the sale of LP units to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of LP units to our option holders upon the exercise of options granted under our Amended and Restated Unit Option and Distribution Equivalent Plan;

•	the issuance by us of additional options and awards under our Amended and Restated Unit Option and Distribution Equivalent Plan, and our Long-Term Incentive Plan, provided that any such options will not be exercisable during the 60-day lock-up period described above;

•	the issuance of LP units to sellers of assets or entities in connection with acquisitions by us, provided that the underwriters have received similar lock-up agreements from such sellers; or

•	the filing of registration statements pursuant to registration rights agreements entered into with First Reserve and institutional investors in connection with the financing of the acquisition of an 80% interest in FRBCH or the filing of a registration statement pursuant to a registration rights agreement expected to be entered into with Vopak in connection with the acquisition of its 20% interest in FRBCH; neither First Reserve nor such institutional investors have entered into any lock-up agreements with the underwriters in connection with this offering. See “Certain Units Eligible for Future Sale.”

Further, Buckeye Pipe Line Services Company may sell LP units in connection with (i) the liquidation of employee accounts in the Buckeye Pipe Line Services Company Employee Stock Ownership Plan at or about the time an employee ceases to be an employee of Buckeye Pipe Line Services Company, or

(ii) the sale by participants who are 55 years old or older of a portion of their accounts in the Buckeye Pipe Line Services Company Employee Stock Ownership Plan in connection with IRS diversification regulations.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its sole discretion, may release the LP units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the LP units and other securities from lock-up agreements, Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the holder’s reasons for requesting the release, the number of LP units or other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling unitholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the LP units, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of LP units in excess of the number of LP units the underwriters are obligated to purchase in the offering, which creates a syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of LP units involved in the sales made by the underwriters in excess of the number of LP units they are obligated to purchase is not greater than the number of LP units that they may purchase by exercising their option to purchase additional LP units. In a naked short position, the number of LP units involved is greater than the number of LP units in their option to purchase additional LP units. The underwriters may close out any short position by either exercising their option to purchase additional LP units and/or purchasing LP units in the open market. In determining the source of LP units to close out the short position, the underwriters will consider, among other things, the price of LP units available for purchase in the open market as compared to the price at which they may purchase LP units through their option to purchase additional LP units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the LP units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the LP units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the LP units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our LP units or preventing or retarding a decline in the market price of our LP units. As a result, the price of our LP units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our LP units. In addition, neither we nor the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the online services, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of LP units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

Our LP units are listed on the New York Stock Exchange under the symbol “BPL.”

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters and their respective affiliates are agents and lenders under our revolving credit facility and the secured credit facility of Buckeye Energy Services LLC. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Public Offer Selling Restrictions Under the Prospectus Directive

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (“FSMA”) that is not a “recognized collective investment scheme” for the purposes of FSMA (“CIS”) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1)	if our partnership is a CIS and is marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2)	otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3)	in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as “relevant persons”). Our partnership’s limited partnership units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such limited partnership units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any limited partnership units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our limited partnership units in Germany. Consequently, our limited partnership units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the limited partnership units to the public in Germany or any other means of public marketing. Our limited partnership units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering of our limited partnership units does not constitute an offer to buy or the solicitation or an offer to sell limited partnership units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our limited partnership units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our limited partnership units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our limited partnership units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, our limited partnership units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our limited partnership units may be made available through a public offering in or from Switzerland. Our limited partnership units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

LEGAL MATTERS

Certain legal matters are being passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters are being passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements, incorporated in this prospectus supplement by reference from the Buckeye Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2009 and the Buckeye Partners, L.P. Current Report on Form 8-K/A dated December 6, 2010, and the effectiveness of Buckeye Partners, L.P. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of FR Borco Topco, L.P. and subsidiaries for the year ended December 31, 2009 and the period from February 7, 2008 through December 31, 2008, incorporated in this prospectus supplement by reference from the Buckeye Partners, L.P. Current Report on Form 8-K filed on January 4, 2011, have been audited by KPMG Accountants N.V., independent auditors, as stated in their report which is also incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement and the accompanying base prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying base prospectus. Information that we file later with the SEC (which does not include any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) will automatically update and may replace information in this prospectus supplement and the accompanying base prospectus, and information previously filed with the SEC. In addition to the documents listed in “Where You Can Find More Information” on page 4 of the accompanying base prospectus, we incorporate by reference the documents listed below:

•	The Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 26, 2010, as amended by the Annual Report on Form 10-K/A for the year ended December 31, 2009, filed on August 26, 2010;

•	The Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 7, 2010, as amended by the Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2010, filed on August 26, 2010, Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on August 6, 2010 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 8, 2010;

•	Current Reports on Form 8-K/A filed on April 4, 2008 and December 6, 2010 and Form 8-K filed on February 5, 2010 (excluding any information furnished pursuant to Item 2.02), March 15, 2010 (excluding any information furnished pursuant to Item 7.01), April 20, 2010 (excluding any information furnished pursuant to Item 7.01), May 11, 2010 (excluding any information furnished pursuant to Item 2.02), June 11, 2010 (excluding any information furnished pursuant to Item 7.01), July 1, 2010, August 10, 2010 (excluding any information furnished pursuant to Item 2.02), August 11, 2010, August 20, 2010, September 1, 2010 (excluding any information furnished pursuant to Item 7.01), November 3, 2010, November 9, 2010, November 22, 2010 (excluding any information furnished pursuant to Item 2.02), November 26, 2010, December 2, 2010, December 21, 2010 (excluding any information furnished pursuant to Item 7.01), January 4, 2011, January 7, 2011, January 19, 2011, January 20, 2011, and January 27, 2011.

If information in incorporated documents conflicts with information in this prospectus supplement or the accompanying base prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

You may request a copy of any document incorporated by reference in this prospectus supplement or the accompanying base prospectus, at no cost, by writing or calling us at the following address:

One Greenway Plaza
Suite 600
Houston, Texas 77046
(832) 615-8600
Attention: Investor Relations

Prospectus

Buckeye Partners, L.P.

12,347,184 limited partnership units

Up to 12,347,184 limited partnership units representing limited partner interests in us may be offered and sold from time to time by the selling unitholders named in this prospectus or in any supplement to this prospectus or document incorporated by reference herein. The selling unitholders may sell the limited partnership units at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. We will not receive any proceeds from the sale of the units by the selling unitholders.

Our limited partnership units are listed for trading on the New York Stock Exchange under the ticker symbol “BPL.”

Investing in our securities involves a high degree of risk. Limited partnerships are inherently different from corporations. Please read “Risk Factors” beginning on page 3 of this prospectus and in the documents incorporated by reference herein and therein before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 10, 2010.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling unitholders may sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that may be offered by the selling unitholders. We may provide a prospectus supplement that will contain specific information about the terms of an offering. The prospectus supplement may also add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. Therefore, before you invest in our securities, you should read carefully this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

As used in this prospectus, the “Partnership,” “we,” “our,” “us,” or like terms mean Buckeye Partners, L.P. References to “Holdings” refer to Buckeye GP Holdings L.P. References to “Buckeye GP,” “the general partner,” or “our general partner” refer to Buckeye GP LLC, the general partner of the Partnership. References to our “operating partnerships” includes, collectively, Buckeye Pipe Line Company, L.P., Buckeye Pipe Line Holdings, L.P., Everglades Pipe Line Company, L.P. and Laurel Pipe Line Company, L.P., each a Delaware limited partnership. References to a “Partnership unitholder” or “Partnership unitholders” refer to a holder or to the holders of our LP Units (as defined below).

Unless otherwise stated, the information in this prospectus provides a description of us and the securities the selling unitholders may offer after the closing of the merger between our wholly-owned subsidiary, Grand Ohio, LLC, a Delaware limited liability company (“MergerCo”) and Holdings. Pursuant to the First Amended and Restated Agreement and Plan of Merger, dated as of August 18, 2010 (the “merger agreement”) between us, our general partner, MergerCo, Holdings and MainLine Management LLC, a Delaware limited liability company and Holdings’ general partner, we will acquire Holdings through a merger of MergerCo with and into Holdings and all common units and management units of Holdings will be converted into limited partner interests in us represented by limited partnership units (“LP Units”). As a result of the merger, Holdings will become our subsidiary, with us as Holdings’ sole limited partner and Holdings’ general partner remaining as the non-economic general partner of Holdings. In connection with the merger, the incentive compensation agreement held by our general partner will be cancelled and the general partner units held by our general partner will be converted to a non-economic general partner interest. Pursuant to the merger agreement, we will issue to the holders of Holdings common units and management units approximately 20 million LP Units in the merger. Each unitholder of Holdings will receive 0.705 LP Units per Holdings common unit or management unit.

BUCKEYE PARTNERS, L.P.

We are a publicly traded Delaware limited partnership and our LP Units are listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “BPL.” We operate and report in five business segments: Pipeline Operations; Terminalling & Storage; Natural Gas Storage; Energy Services; and Development & Logistics. Our principal line of business is the transportation, terminalling, and storage of refined petroleum products in the United States for major integrated oil companies, large refined petroleum product marketing companies and major end users of refined petroleum products on a fee basis through facilities we own and operate. We also own a major natural gas storage facility in northern California and market refined petroleum products in certain of the geographic areas served by our pipeline and terminalling operations. In addition, we operate and maintain approximately 2,400 miles of other pipelines under agreements with major oil and chemical companies, and perform certain engineering and construction management services for third parties.

Our executive offices are located at One Greenway Plaza, Suite 600, Houston, Texas 77046. Our telephone number is (832) 615-8600. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or on our website at http://www.buckeye.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will, including all information that we file after the date of the initial registration statement and prior to effectiveness of the registration statement, automatically update and may replace information in this prospectus and information previously filed with the SEC.

The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, (excluding those furnished to the SEC on Form 8-K), prior to the termination of the offering, are incorporated by reference in this prospectus.

•	Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 26, 2010, as amended by the Annual Report on Form 10-K/A for the year ended December 31, 2009, filed on August 26, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 7, 2010, as amended by the Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2010, filed on August 26, 2010, Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on August 6, 2010 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 8, 2010;

•	Current Reports on Form 8-K filed on June 11, 2010, July 1, 2010, August 11, 2010, August 20, 2010, and November 3, 2010;

•	The description of our LP Units contained in the Registration Statement on Form 8-A, filed August 9, 2005.

You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Buckeye Partners, L.P.
One Greenway Plaza
Suite 600
Houston, Texas 77046
(832) 615-8600

You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than its respective date.

RISK FACTORS

An investment in our securities involves a significant degree of risk. Before you invest in our securities you should carefully consider those risks discussed in the “Forward-Looking Statements” section of this prospectus, the risk factors included in our most recent Annual Report on Form 10-K, as supplemented by our Quarterly Reports on Form 10-Q, each of which is incorporated herein by reference, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flow could be materially adversely affected. In that case, we may be unable to pay distributions to our unitholders, the trading price of our units could decline and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

Some of the information contained in or incorporated by reference in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “anticipate,” “continue,” “estimate,” “expect,” “may,” “believe,” “will,” or other similar words, although some forward-looking statements are expressed differently. These statements discuss future expectations and contain projections. Specific factors that could cause actual results to differ from those in the forward-looking statements include, but are not limited to: (1) price trends and overall demand for petroleum products and natural gas in the United States in general and in our service areas in particular (economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demands); (2) competitive pressures from other transportation services or alternative fuel sources; (3) changes, if any, in laws and regulations, including, among others, safety, tax and accounting matters or Federal Energy Regulatory Commission regulation of our tariff rates; (4) liabilities for environmental claims; (5) security issues affecting our assets, including, among others, potential damage to our assets caused by vandalism, acts of war or terrorism; (6) construction costs, unanticipated capital expenditures and operating expenses to repair or replace our assets; (7) availability and cost of insurance on our assets and operations; (8) our ability to successfully identify and complete strategic acquisitions and make cost saving changes in operations; (9) expansion in the operations of our competitors; (10) our ability to integrate any acquired operations into our existing operations and to realize anticipated cost savings and other efficiencies; (11) shut-downs or cutbacks at major refineries that use our services; (12) deterioration in our labor relations; (13) changes in real property tax assessments; (14) regional economic conditions; (15) disruptions to the air travel system; (16) interest rate fluctuations and other capital market conditions; (17) market conditions in our industry; (18) credit risks associated with our customers; (19) our treatment as a corporation for federal income tax purposes or if we become subject to entity-level taxation for state tax purposes; and (20) the impact of government legislation and regulation on us.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Forward-looking statements speak only as of the date of this prospectus or, in the case of forward-looking statements contained in any document incorporated by reference, the date of such document and we expressly disclaim any obligation or undertaking to update these statements to reflect any change in our expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is based.

USE OF PROCEEDS

The LP Units to be offered and sold pursuant to this prospectus will be offered and sold by the selling unitholders. We will not receive any proceeds from the sale of LP Units by the selling unitholders.

DESCRIPTION OF THE LIMITED PARTNERSHIP UNITS

General

Unless otherwise stated, the following description of the LP Units describes such units immediately following the closing of the merger. Pursuant to the merger agreement, we will enter into an amended and restated partnership agreement (the “amended and restated partnership agreement”). Following the closing of the merger, the rights of the holders of LP Units will be governed by the terms of our amended and restated partnership agreement.

The LP Units represent limited partner interests in us. The holders of LP Units are entitled to receive distributions, if made, in accordance with our amended and restated partnership agreement and exercise the rights or privileges available to limited partners thereunder. For a description of the rights and privileges of holders of LP Units in and to partnership distributions, please read “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our amended and restated partnership agreement, including voting rights, please read “Our Amended and Restated Partnership Agreement.”

Voting

Each holder of LP Units is entitled to one vote for each LP Unit on all matters submitted to a vote of the unitholders. Certain events, as more fully described in our amended and restated partnership agreement, require the approval of the limited partners holding in the aggregate at least two-thirds of the outstanding LP Units. Other events, as more fully described in our amended and restated partnership agreement, require the approval of the limited partners holding in the aggregate at least 80% of the outstanding LP Units. Please read “Our Amended and Restated Partnership Agreement — Voting.”

No Preemptive Rights

No person is entitled to preemptive rights in respect of issuances of securities by us.

Amendments to the Terms of the LP Units

Amendments to our amended and restated partnership agreement may be proposed only by our general partner. To adopt a proposed amendment, other than certain amendments, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Certain amendments may be made by our general partner without the approval of our unitholders. Certain other amendments require the approval of a majority of outstanding LP Units. Certain other amendments require the approval of a supermajority of outstanding LP Units. Please read “— Amendment of Our Amended and Restated Partnership Agreement.” No amendments to certain provisions and definitions in our amended and restated partnership agreement relating to or requiring approval by a majority of the members of the audit committee of the board of directors of our general partner (defined as “special approval”) or the approval of a majority of the members of the audit committee of the board of directors of our general partner may be made without first obtaining such special approval.

Transfer Agent and Registrar

The transfer agent and registrar for the LP Units is Computershare Trust Company N.A. You may contact them at the following address: 525 Washington Boulevard, Jersey City, New Jersey 07310.

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our amended and restated partnership agreement that relate to cash distributions.

General

Our amended and restated partnership agreement will not require distributions to be made quarterly or at any other time. Under our amended and restated partnership agreement, our general partner, from time to time and not less than quarterly, is required to review our accounts to determine whether distributions are appropriate. Our general partner will be permitted to make such distributions as it may determine, without being limited to current or accumulated income or gains. Cash distributions may be made from any of our funds, including, without limitation, revenues, capital contributions or borrowed funds. Our general partner may also distribute other Partnership property, additional LP Units, or other securities of the Partnership or other entities. Distributions will be made concurrently to all record holders on the record date set for purposes of such distributions.

Units Eligible for Distributions

The LP Units generally participate pro rata in our distributions. As of November 10, 2010, there were approximately 51,555,916 LP Units issued and outstanding. Pursuant to the merger agreement, we will issue approximately 20 million LP Units. We currently have a long-term incentive plan and a deferral and unit incentive plan (together, the “LTIP”) which provide for the issuance of up to 1,500,000 LP Units, subject to certain adjustments. As of November 10, 2010, 1,115,652 LP Units remained available for issuance under the LTIP after giving effect to the issuance or forfeiture of phantom unit and performance unit awards. As of November 10, 2010 there were 244,100 LP Units issuable upon exercise of options granted to employees pursuant to our unit option and distribution equivalent plan and 333,000 LP Units available for grant in connection with such plan.

Distributions of Cash upon Liquidation

If we dissolve in accordance with our amended and restated partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors, including by way of a reserve of cash or other assets of the Partnership for contingent liabilities. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

If the sale of our assets in liquidation would be impracticable or would cause undue loss, the sale may be deferred for a reasonable amount of time or the assets (except those necessary to satisfy liabilities) may be distributed to our limited partners in lieu of cash in the same manner as cash or proceeds of a sale would have been distributed.

OUR AMENDED AND RESTATED PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our amended and restated partnership agreement.

In connection with the closing of the merger, our existing partnership agreement will be amended and restated. The following provisions of our amended and restated partnership agreement are summarized elsewhere in this prospectus.

•	with regard to distributions of available cash, please read “How We Make Cash Distributions”;

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

The Partnership was organized on July 11, 1986 and has a term extending until the close of business on December 31, 2086.

Purpose

The purpose of the Partnership under our amended and restated partnership agreement is to engage in any lawful activity for which limited partnerships may be organized under the Delaware Revised Uniform Limited Partnership Act (“DRULPA”).

Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

Each of our limited partners grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution.

Issuance of Additional Securities

Our amended and restated partnership agreement authorizes our general partner to cause us to issue an unlimited number of additional LP Units and other equity securities for the consideration and on the terms and conditions established by our general partner without the approval of any limited partners. Without the prior approval of the holders of two-thirds of the outstanding LP Units, our general partner is prohibited from causing us to issue any class or series of LP Units having preferences or other special or senior rights over the previously outstanding LP Units. Without the approval of a majority of the holders of the outstanding LP Units, our general partner is prohibited from causing us to issue LP Units to itself or its affiliates unless the LP units are of a class previously listed or admitted to trading on a national securities exchange and property is contributed to us with a value at least equal to the fair market value of the issued LP units.

It is possible that we will fund acquisitions, and other capital requirements, through the issuance of additional LP Units or other equity securities. Holders of any additional LP Units that we issue will be entitled to share with then-existing holders of LP Units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute (i) the percentage interests of then-existing holders of LP Units in our net assets and (ii) the voting rights of then-existing holders of LP Units under our amended and restated partnership agreement.

The holders of LP Units do not have preemptive rights to acquire additional LP Units or other partnership interests.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the DRULPA and that it otherwise acts in conformity with the provisions of our amended and restated partnership agreement, the partner’s liability under the DRULPA will be limited, subject to possible exceptions, to the amount of capital the partner is obligated to contribute to the Partnership for the partner’s LP Units plus the partner’s share of any undistributed profits and assets and any funds wrongfully distributed to it, as described below. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to elect members of the board of directors of our general partner;

•	to remove or replace our general partner;

•	to approve certain amendments to our amended and restated partnership agreement; or

•	to take any other action under our amended and restated partnership agreement constituted “participation in the control” of our business for the purposes of the DRULPA, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner based on the limited partner’s conduct. Neither our amended and restated partnership agreement nor the DRULPA specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Although this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the DRULPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the DRULPA provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The DRULPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the DRULPA will be liable to the limited partnership for the amount of the distribution for three years from the date of distribution. Under the DRULPA, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in multiple states. Maintenance of our limited liability as a limited partner or member of our subsidiaries formed as limited partnerships or limited liability companies may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of a limited partner or member for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest or limited liability company interest in our subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to elect members of the board of directors of our general partner, to remove or replace our general partner, to approve certain amendments to our amended and restated partnership agreement, or to take other action under our amended and restated partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following matters require the vote of our unitholders as specified below.

Election of the board of directors of our general partner	Subject to either approval by the California Public Utilities Commission (the “CPUC”) and the Pennsylvania Public Utility Commission (the “PaPUC”) of the public election provisions or a determination by the board of directors of our general partner that such approvals are not required, all but up to two directors on the board of directors of our general partner will be elected by a plurality of the votes cast at meetings of the limited partners. Please read “— Meetings; Voting.”

Amendment of the amended and restated partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Certain other amendments require the approval of holders of a majority of outstanding LP Units. Certain other amendments require the approval of holders of a super-majority of outstanding LP Units. Please read “— Amendment of Our Amended and Restated Partnership Agreement.”

Sale of all or substantially all of the Partnership’s assets	Holders of two-thirds of outstanding LP Units. Please read “— Merger, Sale or Other Disposition of Assets.”

Dissolution of the Partnership	Holders of two-thirds of outstanding LP Units. Please read “— Termination and Dissolution.”

Removal/Replacement of our general partner	Holders of 80% of outstanding LP Units. Please read “— Withdrawal or Removal of Our General Partner.”

Amendment of Our Amended and Restated Partnership Agreement

General.  Amendments to our amended and restated partnership agreement may be proposed only by our general partner. To adopt a proposed amendment, other than certain amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as otherwise described below, an amendment must be approved by the limited partners holding in the aggregate at least a majority of the outstanding LP Units, referred to as a “Majority Interest.” No amendments to certain provisions and definitions in our amended and restated partnership agreement relating to or requiring “special approval” or the approval of a majority of the members of the audit committee of the board of directors of our general partner may be made without first obtaining such special approval.

No Unitholder Approval.  Our general partner may generally make amendments to our amended and restated partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	a change that our general partner deems appropriate or necessary for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or jurisdiction or to ensure that neither we nor any of our operating partnerships will be treated as an association taxable as a corporation for federal income tax purposes;

•	a change that is appropriate or necessary, in the opinion of our counsel, to prevent us, Holdings, our general partner or any of their subsidiaries from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed; or

•	any other changes or events similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our amended and restated partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner, reflect:

•	a change that in the good faith opinion of our general partner does not adversely affect our limited partners in any material respect;

•	a change to divide our outstanding units into a greater number of units, to combine the outstanding units into a smaller number of units or to reclassify our units in a manner that in the good faith opinion of our general partner does not adversely affect any class of our limited partners in any material respect;

•	a change that our general partner deems appropriate or necessary to satisfy any requirements, conditions or guidelines contained in any order, rule or regulation of any federal or state agency or contained in any federal or state statute; or

•	a change that our general partner deems appropriate or necessary to facilitate the trading of any of the LP Units or comply with any rule, regulation, requirement, condition or guideline of any exchange on which any units are or will be listed or admitted to trading.

Opinion of Counsel and Partnership Unitholder Approval.  No amendments to our amended and restated partnership agreement will become effective without the approval of holders of at least 80% of the LP Units unless we obtain an opinion of counsel to the effect that the amendment will not result in the loss of limited liability of any of our limited partners or cause us or any of our operating partnerships to be treated as an association taxable as a corporation for federal income tax purposes.

Any amendment to our amended and restated partnership agreement that reduces the voting percentage required to take any action must be approved by the affirmative vote of our limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our amended and restated partnership agreement generally prohibits our general partner, without the prior approval of the holders of at least two-thirds of the outstanding LP Units and special approval, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of the consolidated assets owned by us and our operating partnerships. In addition, our amended and restated partnership agreement generally prohibits our general partner from causing us to merge or consolidate with another entity without special approval. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the approval of the holders of outstanding LP Units and without special approval.

Withdrawal or Removal of Our General Partner

Our general partner has agreed not to withdraw voluntarily as a general partner of the Partnership prior to the later of December 23, 2011 or the date the ESOP loan, which is expected to mature on March 28, 2011, is paid in full. On or after the later of such dates, our general partner may withdraw as general partner of the Partnership by giving 90 days’ advance written notice, provided such withdrawal is approved by the vote of the holders of not less than 80% of the outstanding LP Units or we receive an opinion of counsel regarding limited liability and tax matters.

Upon receiving notice of the withdrawal of our general partner, prior to the effective date of such withdrawal, the holders of a majority of the outstanding LP Units may select a successor to the withdrawing general partner. If a successor is not elected, we will be dissolved, wound up and liquidated, unless within 90 days of that withdrawal, all of our partners agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution” below.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of the outstanding LP Units, we receive an opinion of counsel regarding limited liability and tax matters, the successor general partner or an affiliate thereof agrees to indemnify and hold harmless our general partner and its affiliates from any liability or obligation arising out of, or causes the general partner and its affiliates to be released from, any and all liabilities and obligations (including loan guarantees) under fringe benefit plans sponsored by the general partner or any of its affiliates in connection with our business, except as otherwise prohibited by our amended and restated partnership agreement, and all required regulatory approvals for removal of our general partner shall have been obtained. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding LP Units and the agreement of the successor general partner or one of its affiliates to indemnify the removed general partner against, or to cause it to be released from, certain liabilities.

If our general partner withdraws or is removed, we are required to reimburse the departing general partner for all amounts due the departing general partner.

Transfer of General Partner Interest

Our general partner is prohibited under our amended and restated partnership agreement from transferring its general partner interest.

Termination and Dissolution

We will continue as a limited partnership until the close of business on December 31, 2086 or until earlier terminated under our amended and restated partnership agreement. We will dissolve upon:

(1) the expiration of our term on December 31, 2086;

(2) the withdrawal of our general partner unless a person becomes a successor general partner prior to or on the effective date of such withdrawal;

(3) the bankruptcy or dissolution of our general partner, or any other event that results in its ceasing to be our general partner other than by reason of a withdrawal or removal; or

(4) the election of our general partner to dissolve us, if approved by the holders of two-thirds of the outstanding LP Units.

Upon a dissolution under clause (2) or (3) and the failure of all partners to agree in writing to continue our business and to elect a successor general partner, the holders of LP Units representing a Majority Interest may also elect, within 180 days of such dissolution, to reconstitute the Partnership and continue our business on the same terms and conditions described in our amended and restated partnership agreement by forming a new limited partnership on terms identical to those in our amended and restated partnership agreement and having as general partner a person approved by the holders of a majority of the outstanding LP Units subject to our receipt of an opinion of counsel to the effect that:

(1) the action would not result in the loss of limited liability of any limited partner; and

(2) neither the Partnership nor the reconstituted limited partnership would be treated as an association taxable as a corporation for federal income tax purposes.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new partnership by the holders of LP Units representing a Majority Interest, our general partner or, if our general partner has withdrawn, been removed, dissolved or become bankrupt, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems appropriate or necessary in its good faith judgment, liquidate our assets and apply and distribute the proceeds of the liquidation as described in “How We Make Cash Distributions — Distributions of Cash Upon Liquidation.”

Meetings; Voting

For purposes of determining the holders of LP Units entitled to notice of or to vote at any meeting or to give approvals without a meeting, our general partner may set a record date, which date for purposes of notice of a meeting shall not be less than 10 days nor more than 60 days before the date of the meeting. If a meeting is adjourned, notice need not be given of the adjourned meeting and a new record date does not need to be set, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment (together with any prior adjournments that did not have a new record date set) is for more than 60 days. The Partnership may transact any business at the adjourned meeting that might have been transacted at the original meeting.

Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of our unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting, except that election of directors by unitholders may only be done at a meeting. Special meetings of our unitholders may be called by our general partner or by our unitholders owning at least 20% of the outstanding LP Units.

Following either (a) the receipt of approvals from the CPUC and the PaPUC of the provisions in our amended and restated partnership agreement providing for our public unitholders to elect some or all of the members of the board of directors of our general partner (the “public election provisions”) or (b) a determination by the board of directors of our general partner that such approvals are not required, annual meetings of limited partners for the election of directors to the board of directors of our general partner (as described below), and such other matters as the board of directors of our general partner submits to a vote of the limited partners, will be held on the first Tuesday in June of each year or on such other date as is fixed by our general partner. If the board of directors of our general partner is not able to make the determination described in (b) above, our general partner will be obligated under our amended and restated partnership agreement to use commercially reasonable efforts to obtain the approvals described in (a) above. If approval by the CPUC and PaPUC of the public election provisions or a determination by the board of directors of our general partner that such approvals are not required occurs after February 1 of a year, the first annual meeting will be held in the year following such approval or determination. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding LP Units, represented in person or by proxy, will constitute a quorum.

Except as described below with respect to the election of directors, each record holder of an LP Unit has one vote per LP Unit, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” LP Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. With respect to the election of directors, our amended and restated partnership agreement will provide that if, at any time, any person or group beneficially owns 20% or more of the outstanding LP Units, then all LP Units owned by such person or group in excess of 20% of the outstanding LP Units may not be voted, and in each case, the foregoing LP units will not be counted when calculating the required votes for such matter and will not be deemed to be outstanding for purposes of determining a quorum for such meeting. Such LP Units will not be treated as a separate class for purposes of our amended and restated partnership agreement. Notwithstanding the foregoing, the board of directors of our general partner may, by action specifically referencing votes for the election of directors, determine that the limitation described above will not apply to a specific person or group. For so long as the general partner of Holdings has the right to designate any Holdco GP Directors (as defined below), BGH GP Holdings, LLC (“BGH GP”), ArcLight Capital Partners, LLC

and Kelso & Company and their affiliates will not vote their LP Units in connection with the election of Public Directors, and “Public Limited Partners” will be defined as all limited partners other than BGH GP, ArcLight Capital Partners, LLC and Kelso & Company and their affiliates. Once the general partner of Holdings ceases to have the right to designate any Holdco GP Directors, “Public Limited Partners” will mean all limited partners.

Board of Directors

General.  The number of directors of our general partner’s board will be not less than six and not more than nine. Following either approval by the CPUC and the PaPUC of the public election provisions or a determination by the board of directors of our general partner that such approvals are not required, any decrease in the number of directors by our general partner’s board may not have the effect of shortening the term of any incumbent director. The board of directors of our general partner must maintain at least three directors meeting the independence and experience requirements of any national securities exchange on which our LP Units are listed or quoted

Public Directors.  Following either approval by the CPUC and the PaPUC of the public election provisions or a determination by the board of directors of our general partner that such approvals are not required, the Public Limited Partners (as defined in our amended and restated partnership agreement, and described above) will be entitled to elect all members of the board of our general partner, other than the Holdco GP Directors, as described below (such directors elected by the Public Limited Partners are referred to as the “Public Directors”). Following either approval by the CPUC and the PaPUC of the public election provisions or a determination by the board of directors of our general partner that such approvals are not required, the Public Directors will be classified with respect to their terms of office by dividing them into three classes, each class to be as nearly equal in number as possible. The Public Directors that are designated to Class I will serve for an initial term that expires at the first annual meeting, the Public Directors designated to Class II will serve for an initial term that expires at the second annual meeting, and the Public Directors designated to Class III will serve for an initial term that expires at the third annual meeting. At each annual meeting of our unitholders, directors to replace Public Directors whose terms expire at such annual meeting will be elected to hold office until the third succeeding annual meeting. Each Public Director will hold office for the term for which such director is elected or until such director’s earlier death, resignation or removal. Any vacancies may be filled by a majority of the remaining Public Directors then in office. A Public Director may be removed only for cause and only upon a vote of the majority of the remaining Public Directors then in office.

Holdco GP Directors.  Our amended and restated partnership agreement provides that the general partner of Holdings will have the right to appoint all of the members of the board of directors of our general partner until the earlier to occur of (a) the receipt of approvals from the CPUC and the PaPUC of the public election provisions or (b) a determination by the board of directors of our general partner that such approvals are not required.

After approval by the CPUC and PaPUC of the public election provisions or determination by the board of directors of our general partner that such approvals are not required, the amended and restated partnership agreement will provide that the general partner of Holdings will be entitled to designate up to two directors to the board of directors of our general partner. Such directors are referred to in the amended and restated partnership agreement as “Holdco GP Directors.” Our amended and restated partnership agreement provides that the general partner of Holdings shall have the right to designate (a) two directors for so long as BGH GP, ArcLight Capital Partners, LLC and Kelso & Company and their affiliates (directly and indirectly), collectively own at least 10,495,107 LP Units (85% of the number they will own after the closing of the merger) or (b) one director for so long as they collectively own at least 5,247,554 LP Units (42.5% of the number they will own after the closing of the merger).

Nominations of Public Directors.  Nominations of persons for election as Public Directors may be made at an annual meeting of the limited partners only (a) by or at the direction of the Public Directors or any committee thereof or (b) by any Public Limited Partner who (i) was a record holder at the time the notice provided for in our amended and restated partnership agreement is delivered to our general partner, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in our amended and restated partnership agreement.

For any nominations brought before an annual meeting by a Public Limited Partner, the limited partner must give timely notice thereof in writing to our general partner. The notice must contain certain information as described in our amended and restated partnership agreement. To be timely, a Public Limited Partner’s notice must be delivered to our general partner not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the limited partner must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us or our general partner). For purposes of the 2011 annual meeting, if such meeting is held, the first anniversary of the preceding year’s annual meeting will be deemed to be June 1, 2011. The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a limited partner’s notice as described above.

In the event that the number of Public Directors is increased effective at an annual meeting and there is no public announcement by us or our general partner naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a Public Limited Partner’s notice will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to our general partner not later than the close of business on the 10th day following the day on which such public announcement is first made by us or our general partner.

Nominations of persons for election as Public Directors also may be made at a special meeting of limited partners at which directors are to be elected in accordance with the provisions of our amended and restated partnership agreement.

Only such persons who are nominated in accordance with the procedures set forth in our amended and restated partnership agreement will be eligible to be elected at an annual or special meeting of limited partners to serve as Public Directors. Notwithstanding the foregoing, unless otherwise required by law, if the Public Limited Partner (or a qualified representative of the limited partner) does not appear at the annual or special meeting of limited partners to present a nomination, such nomination will be disregarded notwithstanding that proxies in respect of such vote may have been received by our general partner or us.

In addition to the provisions described above and in our amended and restated partnership agreement, a Public Limited Partner must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder; provided, however, that any references in our amended and restated partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to our amended and restated partnership agreement, and compliance with our amended and restated partnership agreement is the exclusive means for a limited partner to make nominations.

Indemnification

Our amended and restated partnership agreement, the agreements of limited partnership of our operating partnerships (the “Operating Partnership Agreements,” and together with our amended and restated partnership agreement, the “Partnership Agreements”) and the management agreements of our operating partnerships provide that we or our operating partnerships, as the case may be, shall indemnify (to the extent permitted by applicable law) certain persons (each, an “Indemnitee”) against expenses (including legal fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any threatened, pending or completed claim, demand, action, suit or proceeding (a “claim”) to which the Indemnitee is or was an actual or threatened party and which relates to the Partnership Agreements or our, or any or our operating partnerships’, property, business, affairs or management. This indemnity is available only if the Indemnitee acted in good faith and the action or omission which is the basis of such claim, demand, action, suit or proceeding does not involve the gross negligence or willful misconduct of such Indemnitee. Indemnitees include our general partner, any affiliates of such general partner, any person who is or was a director, officer, manager, member, employee or agent of such general partner or any affiliate, or any person who is or was serving at the request of such general partner or any such affiliate as a director, officer, manager, member, partner, trustee, employee or agent of another individual, corporation, limited liability company, partnership, trust, unincorporated organization, association or other entity; and an Indemnitee shall be indemnified only in connection with any claim made by reason of such Indemnitee’s status as such or any action taken or omitted to be taken in the Indemnitee’s capacity as such. Expenses subject to indemnity will be paid by us to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification. We maintain a liability insurance policy on behalf of certain of the Indemnitees.

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions set forth in its limited liability company agreement, a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Article V of the existing limited liability company agreement of our general partner currently provides (and Article V of the amended and restated limited liability company agreement of our general partner expected to be entered into and effective as of the closing of the merger will provide) for the indemnification of affiliates of our general partner and members, managers, partners, officers, directors, employees, agents and trustees of our general partner or any affiliate of our general partner and such persons who serve at the request of our general partner as members, managers, partners, officers, directors, employees, agents, trustees and fiduciaries of any other enterprise against certain liabilities under certain circumstances.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to owning LP Units. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Buckeye Partners, L.P. and our operating subsidiaries.

The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on our unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. In addition, the discussion only comments to a limited extent on state, local, and foreign tax consequences. Accordingly, we encourage each prospective Partnership unitholder to consult, and depend on, its own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to it of the ownership or disposition of LP Units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for LP Units and the prices at which LP Units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of the Partnership, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a Partnership unitholder whose LP Units are loaned to a short seller to cover a short sale of units (please read “— Tax Consequences of LP Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of LP Units — Allocations Between

Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of LP Unit Ownership — Section 754 Election” and “— Uniformity of LP Units”).

Partnership Status

An entity treated as a partnership for federal income tax purposes generally incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner, unless the amount of cash distributed to it is in excess of the partner’s adjusted basis in its partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships for which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, processing and marketing of natural resources, including oil, gas, and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us as described below, and a review of the applicable legal authorities described above, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income, we will be classified as a partnership for federal income tax purposes, and except for Buckeye Gulf Coast Pipe Lines, L.P., each of our operating subsidiaries will be disregarded as an entity separate from us or will be treated as a partnership for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us. The representations made by us upon which Vinson & Elkins L.L.P. has relied include:

(1) Except for Buckeye Gulf Coast Pipe Lines, L.P., neither we nor any of our operating subsidiaries that are partnerships or limited liability companies has elected or will elect to be treated as a corporation;

(2) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(3) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will be true in the future.

The U.S. federal income tax treatment of publicly traded partnerships, including us, may be modified by future legislation or judicial or administrative interpretation, all of which may be applied retroactively. For example, legislation introduced in the U.S. Congress could affect the U.S. federal income tax treatment of certain publicly traded partnerships. Although we do not believe such legislation would affect our tax treatment as a partnership, the proposed legislation could be modified. We are unable to predict whether any such changes, or other proposals, will ultimately be enacted.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require that we make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to our unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we are treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a Partnership unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in its LP Units, and taxable capital gain after the unitholder’s tax basis in its LP Units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in our unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of LP Units.

The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who are admitted as limited partners of the Partnership as well as assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and our unitholders whose LP Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units, will be treated as partners of us for federal income tax purposes. As there is no direct or indirect controlling authority addressing assignees of LP Units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of LP Units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of LP Units unless the LP Units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of LP Units whose LP Units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to those LP Units for federal income tax purposes. Please read “— Tax Consequences of LP Unit Ownership — Treatment of Short Sales.”

Items of our income, gain, loss or deduction would not appear to be reportable by a Partnership unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a Partnership unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These unitholders are urged to consult their own tax advisors with respect to their tax consequences of holding LP Units.

The references to “Partnership unitholders” in the discussion that follows are to persons who are treated as partners in the Partnership for federal income tax purposes.

Tax Consequences of LP Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “— Entity Level Collections,” we do not pay any federal income tax. Instead, each Partnership unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by it. Consequently, we may allocate income to a Partnership unitholder even if it has not received a cash distribution. Each Partnership unitholder will be required to include in income its allocable share of our income, gain, loss and deduction for our taxable year or years ending with or within its taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions made by us to a Partnership unitholder generally will not be taxable to the Partnership unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds its tax basis in its LP Units immediately before the distribution. Cash distributions made by us to a Partnership unitholder in an amount in excess of its tax basis in its LP Units generally will be considered to be gain from the sale or exchange of those LP Units, taxable in accordance with the rules described under “— Disposition of LP Units.” To the extent that cash distributions made by us cause a Partnership unitholder’s “at risk” amount to be less than zero at the end of any taxable year, it must recapture losses from us deducted in previous years. Please read “— Limitations on Deductibility of Losses” below.

Any reduction in a Partnership unitholder’s share of our liabilities for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that Partnership unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional LP Units will decrease the unitholder’s share of our nonrecourse liabilities and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a Partnership unitholder, regardless of its tax basis in its LP Units, if the distribution reduces the Partnership unitholder’s share of our “unrealized receivables” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively referred to as, “Section 751 Assets.” If the distribution reduces a Partnership unitholder’s share of Section 751 Assets, it will be treated as having received its proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to it. This latter deemed exchange will generally result in the Partnership unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the Partnership unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of LP Units

A unitholder’s initial tax basis for its LP units will be the amount it paid for the LP units plus its share of our nonrecourse liabilities. That tax basis will be increased by its share of our income and by any increases in its share of our nonrecourse liabilities. That tax basis generally will be decreased, but not below zero, by distributions to it from us, by its share of our losses, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A Partnership unitholder’s share of our nonrecourse liabilities will generally be based on the Book-Tax Disparity (as described in “— Allocation of Income, Gain, Loss and Deduction” below) attributable to such unitholder, to the extent of such amount, and, thereafter, its share of our profits. Please read “— Disposition of LP Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a Partnership unitholder of its share of our losses will be limited to its tax basis in its LP Units and, in the case of an individual unitholder, estate, trust or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations), to the amount for which the Partnership unitholder is considered to be “at risk” with respect to our activities, if that amount is less than its tax basis. A Partnership unitholder subject to these limitations must recapture losses from us deducted in previous years to the extent that distributions cause its at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Partnership unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that its at-risk amount is subsequently increased, provided such losses do not exceed such Partnership unitholder’s tax basis in its LP Units. Upon the taxable disposition of an LP Unit, any gain recognized by a Partnership unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a Partnership unitholder will be at risk to the extent of its tax basis in LP Units, excluding any portion of that tax basis attributable to its share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money it borrows to acquire or hold LP Units, if the lender of those borrowed funds owns an interest in us, is related to the Partnership unitholder or can look only to the LP Units for repayment. A Partnership unitholder’s at-risk amount will increase or decrease as the tax basis of such Partnership unitholder’s LP Units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in its share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally defined as trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments (including our investments or a Partnership unitholder’s investments in other publicly traded partnerships), or a Partnership unitholder’s salary or active business income. Passive losses that are not deductible because they exceed the Partnership unitholder’s share of income we generate may be deducted by such Partnership unitholder in full when it disposes of its entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at-risk rules and the tax basis limitation.

A Partnership unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a Partnership unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. Absent new legislation extending the current treatment of qualified dividends, such treatment is scheduled to expire on December 31, 2010. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a Partnership unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any Partnership unitholder or any former Partnership unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the Partnership unitholder on whose behalf the payment was made. If the payment is made on behalf of a Partnership unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current Partnership unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a Partnership unitholder in which event the Partnership unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together, referred to in this discussion as “Contributed Property.”

In the event that we issue additional LP Units or engage in certain other transactions in the future “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all persons who are holders of LP Units immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or other transactions. In addition, items of recapture income will be allocated to the extent possible to the Partnership unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other Partnership unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a Partnership unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a Partnership unitholder’s share of an item will be determined on the basis of its interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	its relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of LP Units — Allocations Between Transferors and Transferees,” allocations under our amended and restated partnership agreement will be given effect for federal income tax purposes in determining a Partnership unitholder’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A Partnership unitholder whose LP Units are loaned to a “short seller” to cover a short sale of LP Units may be considered as having disposed of those units. If so, it would no longer be treated for tax purposes as a partner with respect to those LP Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those LP Units would not be reportable by the Partnership unitholder;

•	any cash distributions received by the Partnership unitholder as to those LP Units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a Partnership unitholder whose LP Units are loaned to a short seller. Therefore, Partnership unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their LP Units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of LP Units — Recognition of Gain or Loss.”

Alternative Minimum Tax

Each Partnership unitholder will be required to take into account its distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective Partnership unitholders are urged to consult their tax advisors with respect to the impact of an investment in LP Units on their liability for the alternative minimum tax.

Tax Rates

Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, will impose a 3.8% Medicare tax on net investment income earned by certain individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of LP units. In the case of an individual, the tax will be imposed on the lesser of (1) the unitholder’s net investment income or (2) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (1) undistributed net investment income, or (2) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the Partnership. Please read “— Disposition of LP Units — Constructive Termination.” That election will generally permit us to adjust an LP Unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect its purchase price. The Section 743(b) adjustment separately applies to any transferee of a unitholder who purchases LP units from another unitholder based upon the values and bases of our assets at the time of the transfer to the transferee. The Section 743(b) adjustment does not apply to a person who purchases LP Units directly from us. For purposes of this discussion, a Partnership unitholder’s inside basis in our assets will be considered to have two components: (1) its share of our tax basis in our assets (“common basis”) and (2) its Section 743(b) adjustment to that tax basis.

Where the remedial allocation method is adopted (which we have adopted as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a

Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our amended and restated partnership agreement, we are authorized to take a position to preserve the uniformity of LP Units even if that position is not consistent with these and any other Treasury Regulations. Please read “— Uniformity of LP Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring LP Units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some Partnership unitholders. Please read “— Uniformity of LP Units.” A Partnership unitholder’s tax basis for its LP Units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual’s income tax return). Thus, any position we take that understates deductions will overstate a Partnership unitholder’s basis in its LP Units, which may cause the unitholder to understate gain or overstate loss on any sale of such LP Units. Please read “— Disposition of LP Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of LP Units. If such a challenge were sustained, the gain from the sale of LP Units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in its LP Units is higher than the LP Units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and its share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in its LP Units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of LP Units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer or if we distribute property and have a substantial tax basis reduction. Generally a built-in loss or a tax basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, an intangible asset, is generally either non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any Partnership unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of LP Units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each Partnership unitholder will be required to include in its income its share of our income, gain, loss and deduction for our taxable year ending within or with its taxable year. In addition, a Partnership unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its LP Units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in its taxable income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “— Disposition of LP Units — Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our tangible assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax bases immediately prior to our issuance of additional LP Units or our engaging in certain other transactions will be borne by our unitholders as of that time. Please read “— Tax Consequences of LP Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “— Uniformity of LP Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a Partnership unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read ‘‘— Tax Consequences of LP Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of LP Units — Recognition of Gain or Loss.”

If we offer and sell LP Units, the costs we incur in selling LP Units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not amortize. Any underwriting discounts and commissions we incur would be treated as syndication expenses.

Valuation and Tax Basis of the Partnership’s Properties

The federal income tax consequences of the ownership and disposition of LP Units will depend in part on our estimates of the relative fair market values and the tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by the Partnership unitholders might change, and Partnership unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of LP Units

Units Recognition of Gain or Loss

Gain or loss will be recognized on a sale of LP Units equal to the difference between the Partnership unitholder’s amount realized and the Partnership unitholder’s adjusted tax basis for the units sold. A Partnership unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our nonrecourse liabilities. Because the amount realized includes a Partnership unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of LP Units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for an LP Unit that decreased a Partnership unitholder’s tax basis in that unit will, in effect, become taxable income if that LP Unit is sold at a price greater than a Partnership unitholder’s tax basis in that LP Unit, even if the price received is less than its original cost.

Except as noted below, gain or loss recognized by a Partnership unitholder, other than a “dealer” in LP Units, on the sale or exchange of an LP Unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of LP Units held more than twelve months is scheduled to be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or “inventory items” that we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized on the sale of an LP Unit and may be recognized even if there is a net taxable loss realized on the sale of an LP Unit. Thus, a Partnership unitholder may recognize both ordinary income and a capital loss upon a sale of LP Units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may be used to offset only capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling Partnership unitholder who can identify LP Units transferred with an ascertainable holding period to elect to use the actual holding period of LP Units transferred. Thus, according to the ruling, a Partnership unitholder will be unable to select high or low basis LP Units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific LP Units sold for purposes of determining the holding period of LP Units transferred. A Partnership unitholder electing to use the actual holding period of LP Units transferred must consistently use that identification method for all subsequent sales or exchanges of LP Units. A Partnership unitholder considering the purchase of additional LP Units or a sale of LP Units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and those Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, that is, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Partnership unitholders in proportion to the number of LP Units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the Partnership unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a Partnership unitholder transferring LP Units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee Partnership unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee Partnership unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the Partnership unitholder’s interest, our taxable income or losses might be reallocated among our unitholders. We are authorized to revise our method of allocation among our unitholders, as well as among transferor and transferee Partnership unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A Partnership unitholder who owns LP Units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A Partnership unitholder who sells any of its LP Units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of LP Units who purchases such LP Units from another Partnership unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve- month period. For purposes of determining whether the 50% threshold has been reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all Partnership unitholders. In the case of a Partnership unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in its taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and the Partnership unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all the Partnership unitholders indirectly through the Partnership. We would also be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code. A constructive termination of the Partnership would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership will be required to provide only a single Schedule K-1 to a Partnership unitholder for the tax years in which the termination occurs.

Uniformity of LP Units

Because we cannot match transferors and transferees of LP Units, we must maintain uniformity of the economic and tax characteristics of LP Units to a purchaser of these LP Units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the LP Units. Please read “— Tax Consequences of LP Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets , and Treasury Regulation Section 1.197-2(g)(3). Please read “— Tax Consequences of LP Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring LP Units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If we adopt this position, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some Partnership unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. We will not adopt this position if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on Partnership unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any LP Units that would not have a material adverse effect on our unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of LP Units might be affected, and the gain from the sale of LP Units might be increased without the benefit of additional deductions. Please read “— Disposition of LP Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of LP Units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor with respect to your tax consequences of holding LP Units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a Partnership unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own LP Units will be considered to be engaged in business in the United States because of the ownership of LP Units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, distributions to non-U.S. Partnership unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. Partnership unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns LP Units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of Partnership unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign Partnership unitholder who sells or otherwise disposes of an LP Unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act (“FIRPTA”), a foreign Partnership unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of an LP Unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of the LP Units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held LP Units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign Partnership unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their LP Units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each Partnership unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each Partnership unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither the Partnership nor Vinson & Elkins L.L.P. can assure prospective Partnership unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the LP Units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each Partnership unitholder to adjust a prior year’s tax liability and possibly may result in an audit of its own return. Any audit of a Partnership unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Under our amended and restated partnership agreement, the board of directors of our general partner must designate one of our or our general partner’s officers who is a partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of our unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against our unitholders for items in our returns. The Tax Matters Partner may bind a Partnership unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that Partnership unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the Partnership unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any Partnership unitholder having at least a 1% interest in profits or by any group of the Partnership unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each Partnership unitholder with an interest in the outcome may participate.

A Partnership unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a Partnership unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) whether the beneficial owner is:

a person that is not a United States person;

a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

a tax-exempt entity;

(3) the amount and description of LP Units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on LP Units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the LP Units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority”; or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of the Partnership unitholders could result in that kind of an “understatement” of income for which no “substantial authority” exists, we would be required to disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for Partnership unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit Partnership unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). The penalty is increased to 40% in the event of a gross valuation misstatement. The Partnership does not anticipate making any valuation misstatements.

Reportable Transactions

If we engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts of at least $2.0 million in any single year, or $4.0 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly a Partnership unitholder’s tax return) is audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders could be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties”;

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations. The Partnership does not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, our unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which the unitholder is a resident. The Partnership currently conducts business or owns property in many states, most of which impose personal income taxes. Most of these states also impose an income tax on corporations and other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective Partnership unitholder should consider their potential impact on its investment in us. A Partnership unitholder may be required to file state income tax returns and to pay state income taxes in any state in which we do business or own property, and such Partnership unitholder may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a Partnership unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Partnership unitholder’s income tax liability to the state, generally does not relieve a nonresident Partnership unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Partnership unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of LP Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

It is the responsibility of each Partnership unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or foreign tax consequences of an investment in us. We strongly recommend that each prospective Partnership unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each Partnership unitholder to file all tax returns that may be required of it.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon by Vinson & Elkins L.L.P., New York, New York, as our counsel, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from Buckeye Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2009 and the effectiveness of Buckeye Partners, L.P. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph referring to the change in method of accounting for noncontrolling interests in 2009 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SELLING UNITHOLDERS

This prospectus covers the offering for resale of up to 12,347,184 LP Units that we will issue to BGH GP Holdings, LLC, a Delaware limited liability company, upon the closing of the merger. BGH GP Holdings, LLC is the current owner of Holdings’ general partner and approximately 62% of the limited partner interests in Holdings. We expect that BGH GP Holdings, LLC will own approximately 17% of our outstanding LP Units after the closing of the merger, and will have the right to appoint two or more of the directors of our general partner. Please see “Our Amended and Restated Partnership Agreement — Board of Directors.”

The selling unitholder may currently hold or acquire at any time LP units in addition to those registered hereby. In addition, the selling unitholder may sell, transfer or otherwise dispose of some or all of their units in private placement transactions exempt from or not subject to the registration requirements of the Securities Act of 1933, or the Securities Act. Accordingly, we cannot give an estimate as to the amount of units that will be held by the selling unitholder upon termination of this offering.

Additional selling unitholders may be identified by prospectus supplement or other document that we file that is incorporated by reference into this prospectus.

PLAN OF DISTRIBUTION

As of the date of this prospectus, we have not been advised by the selling unitholders as to any plan of distribution. The selling unitholders may choose not to sell any of their LP Units. Distributions of the LP Units by the selling unitholders, or by their partners, pledgees, donees, transferees or other successors in interest, may from time to time be offered for sale either directly by such selling unitholder or other person, or through underwriters, dealers or agents or on any exchange on which the LP Units may from time to time be traded, in the over-the-counter market, or in independently negotiated transactions or otherwise. The methods by which the LP Units may be sold include:

•	underwritten transactions;

•	privately negotiated transactions;

•	exchange distributions and/or secondary distributions;

•	sales in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	broker-dealers may agree with the selling unitholders to sell a specified number of such common units at a stipulated price per unit;

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	short sales;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Such transactions may be effected by the selling unitholders at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. The selling unitholders may effect such transactions by selling the LP Units to underwriters or to or through broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts or commissions from the selling unitholders and may receive commissions from the purchasers of the LP Units for whom they may act as agent. The selling unitholders may agree to indemnify any underwriter, broker-dealer or agent that participates in transactions involving sales of the units against certain liabilities, including liabilities arising under the Securities Act. We have agreed to register the LP Units for sale under the Securities Act and to indemnify the selling unitholders and each person who participates as an underwriter in the offering of the units against certain civil liabilities, including certain liabilities under the Securities Act.

We will pay the costs and expenses of the registration and offering of the LP units offered hereby. We will not pay any underwriting fees, discounts and selling commissions allocable to the selling unitholder’s sale of its LP units, which will be paid by the selling unitholder. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on the New York Stock Exchange;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

In connection with sales of the LP Units under this prospectus, the selling unitholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the LP Units in the course of hedging the positions they assume. The selling unitholders also may sell LP Units short and deliver them to close out the short positions, or loan or pledge the LP Units to broker-dealers that in turn may sell them.

The selling unitholders and any underwriters, broker-dealers or agents who participate in the distribution of the LP Units may be deemed to be “underwriters” within the meaning of the Securities Act. To the extent any of the selling unitholders are broker-dealers, they are, according to SEC interpretation, “underwriters” within the meaning of the Securities Act. Underwriters are subject to the prospectus delivery requirements under the Securities Act. If the selling unitholders are deemed to be underwriters, the selling unitholders may be subject to certain statutory liabilities under the Securities Act and the Exchange Act.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we and the selling unitholder will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

In addition, the selling unitholder has advised us that it may sell LP units in compliance with Rule 144, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because FINRA views our LP units as interests in a direct participation program, any offering of LP units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Rules.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may overallot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

Buckeye Partners, L.P.

4,250,000 Limited Partnership Units

PROSPECTUS SUPPLEMENT

BofA Merrill Lynch
Barclays Capital
Citi
Goldman, Sachs & Co.
Wells Fargo Securities

January   , 2011